SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

              Entergy Global Investments, Inc.
                   425 West Capitol Avenue
                 Little Rock, Arkansas 72201

     This certificate is notice that Entergy Global Investments, Inc., an Arkansas corporation ("EGI") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by EGI
             pursuant to the terms of a Credit
             Agreement between EGI and Entergy
             Enterprises, Inc., which Credit
             Agreement  (and related Note) were
             entered on December 10, 2002 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not to exceed $28,832,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EEI's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EEI and notified to EGI, in
             each case, computed on the basis of
             a 365 day year for the actual number
             of days (including the first day,
             but excluding the last) occurring in
             the period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $28,832,000 were advanced by EEI to
             EGI as of December 30, 2002.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             December 10, 2007.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EEI.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used for any lawful purpose,
             including without limitation, to
             meet its expenses and to make
             investments in, distributions to or
             loans to affiliate businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
             first sentence of   Section 6 (b):
             b.   the provisions contained in the
             fourth sentence of Section 6 (b):
             c.   the provisions contained in any
             rule of the Commission other than
             Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY GLOBAL INVESTMENTS, INC.

                            BY:  /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: December 30, 2002